APPOINTMENT OF PROXY If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.	All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 022 440
Facsimile: (02) 9287 0309
ASX Code: CBA
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

HELP US SAVE PAPER . . .

Dear Shareholder

In this information package you will find the Concise Financial Report of the Commonwealth Bank. The 2004 Concise Financial Report has been printed in black and white and is easily accessible for viewing, downloading and printing through the Annual Reports page in the Shareholder Centre on the Bank’s website www.commbank.com.au

If you do not wish to receive the Concise Financial Report (or the Full Annual Report) you will need to tell us. You may also elect to be notified by email as soon as the Concise Financial Report and the Full Annual Report are available on-line.

Please complete the Election Request below indicating your preference.

Please return this form in the envelope provided. There is no need to write your name and address details on the form as the barcode and reference number give us enough information to identify you.

Please return in the envelope supplied or return to:	ASX Perpetual Registrars Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235

A	ELECTION REQUEST

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

Please indicate your choice by marking one of the boxes below with a ‘X’:

☐	Please do not send me the Concise Financial Report or the Full Annual Report.

☐	Please do not send me the Concise Financial Report or the Full Annual Report but advise me by email, at the email address below, when the Reports are available on-line. Please also notify me by email of major public announcements lodged by the Bank with the Australian Stock Exchange.

☐	Please do not send me the Concise Financial Report or the Full Annual Report but advise me by email, at the email address below, when the Reports are available on-line. DO NOT notify me by email of major public announcements lodged by the Bank with the Australian Stock Exchange.

EMAIL ADDRESS

☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

Alternatively, visit our Share Registrar’s website at www.asxperpetual.com.au and, by entering your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name and postcode, you can directly access your shareholder records and change your own election on-line. Please be assured that your email address will only be used for the purposes outlined above. If you do not return this form before the next report mailing, your previous election regarding annual reports will be retained.

Please note: All shareholders will continue to receive Proxy Forms and Notices of General Meetings by post.

CBA ARE031

I/We being a member(s) of Commonwealth Bank of Australia and entitled to attend and vote hereby appoint

A	the Chairman of the Meeting (mark box)	☐	OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy	☐

or if the appointment becomes invalid, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Bank to be held at 11.00am on Friday, 5 November 2004 and at any adjournment of that meeting.

If two proxies are being appointed, the number or proportion of voting shares this proxy is appointed to represent is: ☐

F☐	IMPORTANT NOTE: FOR ITEMS 3 and 4 BELOW

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 3 or 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting can not cast your votes on Items 3 or 4 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 3 and 4.

Should you desire to direct your proxy how to vote on any resolution please insert ☒ in the appropriate box below. In the absence of a direction the proxy may vote at the proxy’s discretion (except where the Chairman is to be your proxy, in which case refer to the Important Note above)

	For	Against		For	Against

Agenda Item 2(a) Re-election of Director, Mr R J Clairs	☐	☐	Agenda Item 4 Grant of shares to the Chief Executive Officer	☐	☐

Agenda Item 2(b) Re-election of Director, Ms B K Ward	☐	☐	Agenda Item 5 Modification of the Constitution	☐	☐

Agenda Item 3 Non-Executive Directors’ Remuneration	☐	☐	Agenda Item 6 Resolution proposed by shareholders	☐	☐

B	SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Securityholder 2 (Individual)	Securityholder 3 (Individual)

Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

CBA PRX042

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 022 440
Facsimile: (02) 9287 0309
ASX Code: CBA
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Appointment of Proxy

•	If you are unable to attend and vote at the Annual General Meeting of the Commonwealth Bank of Australia on Friday 5 November 2004, and wish to appoint a person who is attending as your proxy, please complete and return this form of proxy. A proxy need not be a shareholder.

•	If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth) and provide satisfactory evidence of the appointment of its corporate representative to the Bank’s Share Registrar by 11.00am, Wednesday 3 November 2004 (refer to “Lodgement Details” below)

•	Shareholders are entitled to appoint up to two proxies. If you wish to appoint two proxies, please obtain a second proxy form by telephoning 1800 022 440. Both forms should be completed stating the proportion of your voting rights or the number of your votes given to the proxy appointed on this form. If the appointments do not specify the proportion or number of your votes each proxy may exercise, each proxy may exercise half your votes. Please return both proxy forms together.

•	An appointment of a proxy will become invalid if the member dies, becomes unsound of mind or revokes the appointment of the proxy and notice to that effect is given to the Bank at its registered office prior to the meeting.

Signing Instructions

•	The form of proxy must be signed by the shareholder (or by one of the joint shareholders) or by his/her/their authorised attorney(s).

•	If the shareholder is a corporation, this form of proxy may be signed:-

•	under the common seal of the company by two directors, or a director and a secretary; or

•	by two directors, or a director and a secretary; or

•	in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or

•	under the hand of a duly authorised officer or attorney.

•	If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Registrar, it must be produced for noting by ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South NSW 1235 or sent by facsimile to ASX Perpetual Registrars Limited Fax (02) 9287 0309 in Australia or (612) 9287 0309 if you are overseas, by 11.00am, Wednesday 3 November 2004. A certified copy of a Power of Attorney is acceptable.

•	If you require further information on how to complete the form of proxy, telephone the Bank’s Share Registrar on 1800 022 440.

Lodgement Details

•	The form of proxy must be received by the Bank’s Share Registrar, ASX Perpetual Registrars Limited, by 11.00am Wednesday, 3 November 2004. We request that you return the form of proxy in the envelope provided, alternatively please post to Locked Bag A14, Sydney South NSW 1235 in sufficient time so that it reaches ASX Perpetual Registrars Limited by the close date.

•	Alternatively, the form of proxy can be sent by facsimile to ASX Perpetual Registrars Limited on (02) 9287 0309 in Australia or (612) 9287 0309 if you are overseas by 11.00am, Wednesday 3 November 2004.

Your Privacy

Chapter 2C of the Corporations Act 2001 requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the Commonwealth Bank of Australia. Information must continue to be included in the company’s public register if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Act 1988.

Information is collected so that we may administer your shareholding. If some or all of the information is not provided, it might not be possible to administer your shareholding. You may (subject to permitted exceptions) access your information. We may charge you for providing access. We may disclose personal information to the Australian Stock Exchange and its subsidiaries, financial institutions to which your funds may be directed, relevant government bodies, brokers that transact on your behalf and organisations, both domestic and overseas, to which we outsource certain functions.

A copy of the Commonwealth Bank’s Privacy Policy Statement is available at www.commbank.com.au or from any branch of the Bank.

For more information, please contact:

The Privacy Officer	OR	ASX Perpetual Registrars Limited
Customer Relations		Locked Bag A14
Commonwealth Bank		Sydney South NSW 1235
Reply Paid 41
Sydney NSW 2001
Telephone: 1800 805 605 toll free		Telephone: 1800 022 440 toll free
Email: CustomerRelations@cba.com.au		Email: registrars@asxperpetual.com.au

AREAS OF INTEREST TO SHAREHOLDERS

Your concerns as shareholders are important to us. As part of compiling the Chairman’s address for the Annual General Meeting we would like your comments on any shareholder matters relating to the Commonwealth Bank and invite you to use this form to submit them.

This form must be received by the Share Registrar, ASX Perpetual Registrars Limited at Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287-0309 in Australia or (612) 9287-0309 if you are overseas, by 11.00am on Wednesday, 3 November 2004. A return envelope is provided.

We will endeavour to address as many of the more frequently raised shareholder matters during the course of the Annual General Meeting as possible. However there may not be sufficient time available at the meeting to address all topics. Please note that individual responses will not be sent to shareholders.

A live webcast of the meeting will be broadcast on the Bank’s website through the Shareholder Centre at www.commbank.com.au/shareholder/annualgeneralmeeting. An archive of the webcast will be available at the same web address within a day.

Question(s)